                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from            to
                                            ----------    ----------

                        Commission File Number: 000-26719

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                            216 NORTH DIVISION AVENUE
                          GRAND RAPIDS, MICHIGAN 49503
                                 (616) 242-9000



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                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator of
Mercantile Bank of West Michigan 401(k) Plan
Grand Rapids, Michigan


We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of West Michigan 401(k) Plan ("the Plan") as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
May 11, 2000

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                                                                              1.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1999 and 1998

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
                                                                                      1999               1998
                                                                                      ----               ----
ASSETS
     Investments, at fair value
         Common stock                                                           $       457,455    $        318,059
         Mutual funds                                                                   882,616             616,083
                                                                                ---------------    ----------------
                                                                                      1,340,071             934,142

     Receivables
         Employer contribution                                                            3,779
         Participant contributions                                                        7,457
                                                                                ---------------
                                                                                         11,236
                                                                                ---------------


NET ASSETS AVAILABLE FOR BENEFITS                                               $     1,351,307    $        934,142
                                                                                ===============    ================




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                 See accompanying notes to financial statements.

                                                                              2.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 1999

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
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net depreciation in fair value of investments                                    $         (1,285)
         Dividends                                                                                  15,546
                                                                                          ----------------
              Total income                                                                          14,261

     Contributions
         Employer                                                                                   87,931
         Participants                                                                              315,636
                                                                                          ----------------
              Total contributions                                                                  403,567
                                                                                          ----------------

                  Total additions                                                                  417,828

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                                                     663
                                                                                          ----------------
         Total deductions                                                                              663
                                                                                          ----------------


NET INCREASE                                                                                       417,165

Net assets available for benefits
     Beginning of year                                                                             934,142
                                                                                          ----------------

     End of year                                                                          $      1,351,307
                                                                                          ================



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                 See accompanying notes to financial statements.

                                                                              3.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of West Michigan 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of West Michigan (the Bank), effective January 1, 1998. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 1999, the Bank made matching contributions equal to 100% of the first 4% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and employer matching contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. Each participant has a self-directed account in addition to the investment options offered by the Plan. This gives participants the option to invest their contributions (employer and employee) to purchase common stock of Mercantile Bank Corporation or any other stock. As of December 31, 1999 and 1998, all Plan participants had opted to invest in Mercantile Bank Corporation common stock within their self-directed accounts.

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                                   (Continued)

                                                                              4.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in stock or cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies which significantly affect the determination of net assets and results of operations are summarized below.

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Payment of Benefits:  Benefits are recorded when paid.

New Accounting Standard: During 1999, the Plan adopted the requirements of the American Institute of Certified Public Accountants Statement of Position 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. The 1998 financial statement has been reclassified to be comparative.


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                                   (Continued)

                                                                              5.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                             December 31,
                                                                                       1999               1998
                                                                                       ----               ----
     INVESTMENTS, AS DETERMINED BY
       QUOTED MARKET PRICE
         Franklin Growth fund, 4,310 and 3,428 shares, respectively               $      147,421    $       106,652
         Franklin Small Cap Growth Fund, 1,687 and  1,075 shares,
           respectively                                                                   73,624             24,201
         Mutual Beacon fund, 25,241 and 15,532 shares,  respectively                     347,939            266,426
         Templeton Growth fund, 12,079 and 9,989 shares,
           respectively                                                                  238,085            161,337
         Mercantile Bank Corporation common stock, 35,543 shares
           and 18,280 shares, respectively                                               457,455            318,059

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,285) as follows:

              Mutual funds                          $ 122,712
              Common stock                           (123,997)
                                                    ---------
                                                    $  (1,285)
                                                    =========

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 35,543 and 18,280 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 1999 and 1998 represents approximately 1.44% and 0.74% of the Corporation's outstanding shares as of December 31, 1999 and 1998. No cash dividends were paid to the Plan by Mercantile Bank Corporation during 1999 and 1998.

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                                   (Continued)

                                                                              6.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

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NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                                       1999               1998
                                                                                       ----               ----
     Stifel, Nicolaus Money Market fund                                           $        1,422
     Roney & Co. Money Market fund                                                                  $           411
     Mercantile Bank Corporation common stock;
       35,543 shares and 18,280 shares in 1999 and 1998, respectively                    457,455            318,059


NOTE 6 - TAX STATUS

The Mercantile Bank of West Michigan 401(k) Plan is a prototype plan, and uses a standardized Plan document developed by Roney & Co. No amendments have been made to the Plan. The Internal Revenue Service has determined and informed Roney & Co. by letter dated April 19, 1993, that the prototype plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. Management of the Corporation and its tax counsel believe the Plan is being operated in accordance with the terms of the Plan document.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $9,846 at December 31, 1999 and $0 at December 31, 1998.



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                                   (Continued)
                                                                              7.

                  MERCANTILE BANK OF WEST MICHIGAN 401(K) PLAN
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                December 31, 1999

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Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:  Mercantile Bank of West Michigan.
Employer identification number:  38-3360868
Three-digit plan number:  001

                                                                       (C)
                                                             Description of Investment
                                (B)                          Including Maturity Date,
                        Identity of Issuer,                      Rate of Interest,                         (D)
                         Borrower, Lessor,                      Collateral, Par or                        Current
(A)                      or Similar Party                         Maturity Value                           Value
---                      ----------------                         --------------                           -----

              Franklin Growth                                           4,310 shares                   $    147,421
              Franklin Small Cap                                        1,687                                73,624
              Mutual Beacon                                            25,241                               347,939
              Templeton Foreign                                         1,740                                19,540
              Templeton Growth                                         12,079                               238,085
              Franklin U.S. Government                                  8,361                                54,585
*             Stifel, Nicolaus Money Market                             1,422                                 1,422
*             Mercantile Bank Corporation
                common stock                                           35,543                               457,455






*      Party in interest



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                                                                              8.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       MERCANTILE BANK OF WEST MICHIGAN
                                       401(K) PLAN

 Date:  June 26, 2000                  /s/   Gerald R. Johnson, Jr.
                                       -----------------------------------
                                       Gerald R. Johnson, Jr., Trustee

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated May 11, 2000, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement, file No. 333-75521.



                                            Crowe, Chizek and Company LLP


Grand Rapids, Michigan
June 26, 2000